Exhibit 99.1

ACG Announces Entry into Subscription Agreement in Connection with Private Placement of Common Shares to CL-TCC

Beijing, China, December 18, 2019 — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), a company focused on providing students with quality educational experiences and services in China and abroad, today announced that it entered into a Subscription Agreement (the “Subscription Agreement”) with CL-TCC, a company focusing on investments in culture and education industry, in connection with the private placement of the Company’s common shares.

Under the terms of the Subscription Agreement, CL-TCC has agreed to subscribe to a total of 5,662,634 common shares (the “Subscription Shares”) of the Company for an aggregate price of US$10,022,862.18, or $1.77 per share (the “Transaction”). Such per share price represents a 108.7% premium over the per share price implied by the volume-based weighted average trading price of the Company’s American depositary shares in the 20 trading days prior to the date of the Subscription Agreement. Following the closing of the Transaction (the “Closing”) under the Subscription Agreement, CL-TCC will own approximately 9.1% of ACG’s issued and outstanding common shares on a fully diluted basis. The Closing is subject to the satisfaction of customary conditions, including, among other things, the execution of other relevant transaction documents, and is expected to close in 2019.

ACG expects to use proceeds from the Transaction to fund its day-to-day operations and M&A activities.

The Company and CL-TCC also entered into an Investor Rights Agreement (the “IRA”). Under the IRA, without the prior written consent of the Company, CL-TCC shall not, directly or indirectly, (i) sell, transfer or assign the Subscription Shares within two years following the date of the IRA, (ii) transfer the Subscription Shares to competitors of the Company, or (iii) acquire additional securities of the Company  that will result in CL-TCC and its controlled affiliates holding more than 30% of the Company’s outstanding share capital on a fully-diluted basis. CL-TCC is also granted preemptive rights to ratably subscribe new securities of the Company in any future private placement of the Company as long as it holds no less than 5% of the share capital of the Company on an as-converted and fully-diluted basis.

Mr. Kevin Ma, ACG’s Chairman and CEO, and his holding entities (together, the “Undertaking Shareholders”) issued an Undertaking Letter (the “Undertaking”) in connection with the Transaction, pursuant to which, the Undertaking Shareholders shall not, without the prior written consent of the Company, sell, directly or indirectly, any securities of the Company during the period commencing on the date of the Undertaking and ending on, and including, the earlier of (i) the second anniversary of the date of the Undertaking, or (ii) the date on which CL-TCC transfers, assigns or disposes of more than 50% of the Subscription Shares.

Mr. Ma stated, “We are pleased to have garnered the support of CL-TCC for this proposed private placement. We expect to continue exploring M&A opportunities where we can leverage our education service capabilities and industry relationships and advance our long-term goal of becoming a leading provider of international education services.”

The Company will file a Form 6-K containing the Subscription Agreement and the IRA as exhibits which investors may access on the SEC Filings page on ACG’s website or on the U.S. Securities and Exchange Commission website at www.sec.gov. The description or summary contained herein of the Repurchase Agreement and IRA is not intended to be complete and is qualified in its entirety by reference to the full text of such documents.

About ATA Creativity Global

ATA Creativity Global is focused on providing quality educational experiences and services for students throughout China and abroad. ACG aims to offer online, on-campus, and other education programs through a network of global education partners. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “believe,” “could,” “expect,” “future,” “look forward to,” “plan,” “should,” “will,” and similar terms. Examples of forward-looking statements in this press release include statements about the anticipated closing and benefits of the Transaction, ACG’s plan to use the proceed of the Transaction, ACG’s plan and efforts to transform itself into a leading international education service provider, and ACG’s plans for mergers and acquisitions. These forward-looking statements involve known and unknown risks and uncertainties, are based on current expectations, assumptions, estimates, and projections by ACG, and are subject to governmental approvals and other conditions. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. The Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com